UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, par value $0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Qian Huifang

Director

Tonghao (Cayman) Limited

c/o Tongding Interconnection Information Co., Ltd.

Room 613, Floor 6, Building 1, No.185, Aona Road,

No.8 Xiaoping Road, Zhenze Town, Wujiang,

Suzhou, Jiangsu, People’s Republic of China

86 512 63876788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100		SCHEDULE 13D	Page 2 of 7 Pages

1	Name of Reporting Person Tonghao (Cayman) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on the 35,893,421 ordinary shares, par value $0.00375 per share (“Ordinary Shares”) outstanding as of March 31, 2018, as reported by UTStarcom Holdings Corp. (the “Issuer”) in Item 6 of its Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2018.

CUSIP No. 918076100		SCHEDULE 13D	Page 3 of 7 Pages

1	Name of Reporting Person Tonghao Information Technology (Shanghai) Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person (See Instructions) HC

(1)         Percentage calculated based on the 35,893,421 outstanding Ordinary Shares as of March 31, 2018, as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 16, 2018.

CUSIP No. 918076100		SCHEDULE 13D	Page 4 of 7 Pages

1	Name of Reporting Person Tongding Interconnection Information Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on the 35,893,421 outstanding Ordinary Shares as of March 31, 2018, as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 16, 2018.

CUSIP No. 918076100		SCHEDULE 13D	Page 5 of 7 Pages

1	Name of Reporting Person TongDing Group Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person (See Instructions) IA

(1)         Percentage calculated based on the 35,893,421 outstanding Ordinary Shares as of March 31, 2018, as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 16, 2018.

Item 1.                                 Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 8, 2017, as amended by Amendment No. 1 filed on January 16, 2019 and Amendment No. 2 filed on February 4, 2019 (as amended, the “Original Schedule 13D”) with respect to the Ordinary Shares of the Issuer.  The Reporting Persons have entered into a joint filing agreement (the “Joint Filing Agreement”), dated as of February 4, 2019, a copy of which is attached as Exhibit 99.13 to the Original Schedule 13D.  Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Original Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by deleting the last two paragraphs and replacing them with the following language:

On July 31, 2019, Tonghao Cayman entered into an Amendment to Purchase and Sale Agreement (the “Amendment Agreement”) with the Shah Sellers (save for Mr. Shah), pursuant to which the parties agreed to extend the Termination Date (as such term is defined in the Shah Purchase Agreement) to September 30, 2019. The Shah Purchase Agreement remains in full force and effect in accordance with its terms, except as explicitly amended by the Amendment Agreement.

The closing of the purchase and sale of the Sale Shares pursuant to the Shah Purchase Agreement, as amended by the Amendment Agreement, is subject to customary conditions, including the obtaining of all necessary authorizations, consents, orders and approvals of The Committee on Foreign Investment in the United States, which approvals were obtained on August 5, 2019, and completing (i) filing with and/or approval by the National Development and Reform Commission of the People’s Republic of China (“PRC”) or its competent local counterparts, (ii) filing with and/or approval by the Ministry of Commerce of the PRC or its competent local counterparts, and (iii) registration with a commercial bank supervised by the State Administration of Foreign Exchange of the PRC or its competent local counterparts, in each case with respect to the payment of the Purchase Price and the purchase and sale of the Sale Shares. Assuming the transactions contemplated by the Shah Purchase Agreement, as amended by the Amendment Agreement, are consummated in accordance with the terms and conditions thereof, the Reporting Persons will become the beneficial owner of an additional 9,200,000 Ordinary Shares.

The information disclosed in this Item 4 is not purported to be complete and is qualified in its entirety by reference to the Shah Purchase Agreement, a copy of which is attached as Exhibit 99.12 and is incorporated herein by reference in its entirety, and the Amendment Agreement, a copy of which is attached as Exhibit 99.14 and is incorporated herein by reference in its entirety.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by deleting the last paragraph and replacing it with the following language:

The descriptions of the agreements referenced in Items 3 and 4 of this Schedule 13D are incorporated by reference into this Item 6. The foregoing descriptions are not complete and are qualified in their entirety by reference to the full text of the agreements , copies of which are filed as exhibits to this Schedule 13D and are listed in Item 7 of this Schedule 13D.

Item 7                                    Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

99.14

Amendment to Purchase and Sale Agreement, dated as of July 31, 2019, by and among Tonghao (Cayman) Limited, Shah Capital Opportunity Fund LP, Hong Liang Lu, Hong Lu and Lucy Lu JTWROS, Lu Family Ltd Partnership, Lu Charitable Remainder Trust, Lu Family Trust Hong Liang Lu & Lucy Lu TTEES, and Hong Liang Lu IRA*

*Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2019

TONGHAO (CAYMAN) LIMITED

By:	/s/ Qian Huifang
Name: Qian Huifang
Title: Director

TONGHAO INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.

By:	/s/ Qian Huifang
Name: Qian Huifang
Title: Director

TONGDING GROUP CO., LTD.

By:	/s/ Shen Xiaoping
Name: Shen Xiaoping
Title: Legal Representative

TONGDING INTERCONNECTION INFORMATION CO., LTD.

By:	/s/ Yan Yongqing
Name: Yan Yongqing
Title: Chairman & CEO

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